SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: November 6, 2013

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD THIRD QUARTER 2013 RESULTS

Yokneam, Israel, November 6, 2013 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the third quarter ended September30, 2013.

Third Quarter 2013 Highlights:

•	Third quarter revenues of $18.8 million

•	Gross margin reached 84.4% on a GAAP basis and 84.8% on a non-GAAP basis

•	Net income, on a GAAP basis, was $6.5 million (35% of revenues)

•	Net income, on a non-GAAP basis, was $10.1 million (54% of revenues)

•	Operating cash flow of $10.3 million

•	Net cash at end of quarter was $190.6 million

Third Quarter 2013 Results:

Total revenues in the third quarter of 2013 were $18.8 million, an increase of 102% compared to $9.3 million in the third quarter of 2012, and an increase of 13% compared to $16.7 million in the second quarter of 2013.

Net income, on a GAAP basis, for the third quarter of 2013 was $6.5 million, or $0.22 per share (diluted), compared to net income of $0.1 million, or $0.00 per share (diluted), in the third quarter of 2012, and net income of $5.1 million, or $0.18 per share (diluted), in the second quarter of 2013.

Net income, on a non-GAAP basis, for the third quarter of 2013 was $10.1 million, or $0.33 per share (diluted), compared to non-GAAP net income of $3.1 million, or $0.10 per share (diluted), in the third quarter of 2012, and non-GAAP net income of $8.7 million, or $0.29 per share (diluted), in the second quarter of 2013.

Cash, cash equivalents, marketable securities and deposits as of September 30, 2013, totaled $190.6 million, compared to $181.9 million as of June 30, 2013. Cash generated from operations was $10.3 million, cash used in investing activities was $2.0 million and cash provided by financing activities (resulting from the exercise of options) was $0.4 million.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2013 Results:

Total revenues for the nine months ended September 30, 2013 were $50.8 million, a year-over-year increase of 28% compared to $39.5 million for the nine months ended September 30, 2012. Net income on a GAAP basis for the nine months ended September 30, 2013 was $15.2 million, or $0.52 per share (diluted), compared to net income of $10.8 million, or $0.38 per share (diluted), for the nine months ended September 30, 2012. Net income on a non-GAAP basis for the nine months ended September 30, 2013 was $25.5 million or $0.85 per share (diluted), compared with non-GAAP net income of $19.3 million, or $0.65 per share (diluted), for the nine months ended September 30, 2012.

Eli Fruchter, CEO of EZchip, commented, “We are pleased to report a record quarter in revenues and profits primarily driven by recent improvements in carriers capex towards edge routing.  During the third quarter we continued the testing of the NP-5 samples that arrived last quarter and are pleased to report that testing is proceeding according to plan and we expect the NP-5 to move to production next year.

“In its latest NPU market report published last month, The Linley Group discussed the NPS and emphasized that the evolutionary approach to NPU designs will be unable to keep pace with carriers’ requirements and that a revolutionary approach is required, such as the bold move that EZchip made in developing the NPS.

"Furthermore, based on the market share analysis provided in The Linley report and taking into account EZchip's sales to Cisco through Marvell, in 2012 EZchip became, for the first time, the overall NPU market share leader, with 23% of the market.  With EZchip's current growth rate, we believe our market leadership position will likely strengthen in 2013 and beyond."

Conference Call

The Company will be hosting a conference call later today, November 6, 2013, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

 -- cont. --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718 and amortization of intangible assets. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 21, 2013 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2013	2012	2013	2012

Revenues	$18,804	$16,653	$9,287	$50,753	$39,500
Cost of revenues	2,926	2,475	1,497	8,342	6,563
Gross profit	15,878	14,178	7,790	42,411	32,937

Operating expenses:
Research and development, net	6,527	6,267	5,182	18,892	14,556
Selling, general and administrative	3,310	3,269	3,047	9,836	9,414
Total operating expenses	9,837	9,536	8,229	28,728	23,970

Operating income (loss)	6,041	4,642	(439)	13,683	8,967
Financial income, net	487	505	566	1,502	1,845
Net income	$6,528	$5,147	$127	$15,185	$10,812

Net income per share:
Basic	$0.23	$0.18	$0.00	$0.53	$0.39
Diluted	$0.22	$0.18	$0.00	$0.52	$0.38
Weighted average shares used in per share calculation:
Basic	28,717,575	28,571,954	28,119,713	28,562,581	27,896,611
Diluted	29,151,003	28,917,717	28,748,784	29,092,293	28,762,602

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2013	2012	2013	2012

GAAP gross profit	$15,878	$14,178	$7,790	$42,411	$32,937
Stock-based compensation	73	73	73	219	224
Non-GAAP gross profit	$15,951	$14,251	$7,863	$42,630	$33,161

GAAP gross profit as percentage of revenues	84.4%	85.1%	83.9%	83.6%	83.4%
Non-GAAP gross profit as percentage of revenues	84.8%	85.6%	84.7%	84.0%	84.0%

GAAP operating expenses	$9,837	$9,536	$8,229	$28,728	$23,970
Stock-based compensation:
Research and development	(2,044)	(2,049)	(1,557)	(5,918)	(4,463)
Selling, general and administrative	(1,425)	(1,398)	(1,249)	(4,150)	(3,609)
Amortization of intangible assets
Selling, general and administrative	--	--	(51)	--	(153)

Non-GAAP operating expenses	$6,368	$6,089	$5,372	$18,660	$15,745

GAAP operating income (loss)	$6,041	$4,642	$(439)	$13,683	$8,967

Non-GAAP operating income	$9,583	$8,162	$2,491	$23,970	$17,416

GAAP net income	$6,528	$5,147	$127	$15,185	$10,812
Stock-based compensation	3,542	3,520	2,879	10,287	8,296
Amortization of purchased intangible assets	--	--	51	--	153

Non-GAAP net income	$10,070	$8,667	$3,057	$25,472	$19,261

Non-GAAP net income per share - Diluted	$0.33	$0.29	$0.10	$0.85	$0.65
Non-GAAP weighted average shares - Diluted*	30,164,874	30,086,653	29,588,230	30,032,150	29,421,692

*
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$190,630	$167,968
Trade receivables, net	6,073	4,813
Other receivables	5,676	4,305
Inventories	5,291	4,523
Total current assets	207,670	181,609

NON CURRENT ASSETS:
Severance pay fund	7,101	6,066
Long term investment and others	364	358
Total non current assets	7,465	6,424

PROPERTY AND EQUIPMENT, NET	2,196	1,285

INTANGIBLE ASSETS, NET	2,419	1,000

GOODWILL	96,276	96,276

TOTAL ASSETS	$316,026	$286,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,420	$571
Other payables and accrued expenses	6,491	5,401
Total current liabilities	7,911	5,972

ACCRUED SEVERANCE PAY	7,896	6,977

SHAREHOLDERS’ EQUITY:
Share capital	164	161
Additional paid-in capital	324,297	312,723
Accumulated other comprehensive income	599	787
Accumulated deficit	(24,841)	(40,026)
Total shareholders’ equity	300,219	273,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$316,026	$286,594

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2013	2012	2013	2012
Cash flows from operating activities:
Net income	$6,528	$5,147	$127	$15,185	$10,812
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158	129	178	442	478
Decrease (increase) in trade and other receivables, net	(2,083)	859	3,181	(2,224)	4,183
Decrease (increase) in inventory	584	(725)	521	(768)	317
Increase (decrease) in trade payables and other accrued liabilities, net	1,605	(1,480)	(585)	1,791	(1,538)
Stock-based compensation	3,542	3,520	2,879	10,287	8,296

Net cash provided by operating activities	10,334	7,450	6,301	24,713	22,548

Cash flows from investing activities:
Purchase of property and equipment	(846)	(255)	(95)	(1,446)	(769)
Purchase of technology	(1,163)	--	--	(1,294)	(500)

Net cash used in investing activities	(2,009)	(255)	(95)	(2,740)	(1,269)

Cash flows from financing activities:
Proceeds from exercise of options	450	780	96	1,284	11,863

Net cash provided by financing activities	450	780	96	1,284	11,863

Cash adjustment of marketable securities, net*	(20)	(388)	15	(595)	169

Increase in cash, cash equivalents, marketable securities and deposits	8,755	7,587	6,317	22,662	33,311

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	181,875	174,288	153,764	167,968	126,770

Cash, cash equivalents, marketable securities and deposits at the end of the period	$190,630	$181,875	$160,081	$190,630	$160,081

* Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.